July 12, 2018

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549

Attn:    Larry Spirgel, Assistant Director;
Joseph Cascarano, Staff Accountant;
Robert Littlepage, Accountant Branch Chief

RE:	PRA Group, Inc. Form 10-K for Fiscal Year Ended December 31, 2017 ("Form 10-K") Filed February 28, 2018 File No. 000-50058

Gentlemen:
On behalf of PRA Group, Inc. (the “Company,” “we” or “our”) I submit the following response to your letter dated July 2, 2018, concerning the above referenced filing.  To facilitate your review, your comment has been repeated and italicized below.
Form 10-K for Fiscal Year Ended December 31, 2017
Consolidated income statements, page 46

1.
Your consolidated balance sheet format appears to loosely follow the guidance of Article 9 of Regulation S-X; however, your consolidated income statements do not appear to comply with the guidance in Article 5 or Article 9 of Regulation S-X. Please tell us which Article you determined to apply to your financial statement presentation and how you determined that your presentation complied with that Article. Furthermore, please explain in detail why you believe it is appropriate to net provision for losses against income recognized on finance receivables, net as neither Article 5 nor Article 9 of Regulation S-X appears to permit the provision for doubtful accounts and notes, or provision for loan losses, respectively, to be netted again the revenue line item.

Response:
The Company's primary business is the purchase, collection and management of portfolios of nonperforming loans. The accounts we acquire are primarily the unpaid obligations of individuals owed to credit grantors, which include banks and other types of consumer, retail and auto finance companies. The Company accounts for its investment in nonperforming loans, also referred to as finance receivables, under the guidance of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 310-30, "Loans and Debt Securities Acquired with Deteriorated Credit Quality" ("ASC 310-30").
ASC 310-30 requires the Company to record revenue using the effective interest, cost recovery, or cash basis method. ASC 310-30 only permits yield increases on a prospective basis and does not permit the lowering of yields. The Company records a valuation allowance when significant decreases in expected cash flows are identified or there are changes in the timing of expected cash flows that would otherwise require a reduction in the stated yield on a pool of accounts.  These cash flow estimate changes are effectively a yield adjustment and are recorded in the current period as a valuation allowance, not as a provision for losses. Because these charges are effectively a yield adjustment, we believe it is appropriate to net them against income recognized on finance receivables. Additionally, changes in the valuation allowance account are separately disclosed in the Company’s footnotes.
As the Company is neither a bank nor a bank holding company, we believe the guidance of Article 9 of Regulation S-X does not apply. Additionally, as a financial services company, we believe it is impractical to fully adopt the guidance of Article 5 of Regulation S-X for both the Consolidated Balance Sheets and the Consolidated Income Statements without applying further interpretation, as the Article requires classified balance sheet information with revenues, costs associated with those revenues, the related provision for doubtful accounts and notes receivable separately stated. The Company respectfully submits that it believes neither requirement is directly appropriate for the Company’s line of business as (1) the Company’s core asset, acquired finance receivables, has a normal operating cycle beyond one year, (2) its core revenue is derived from the collection of accounts (not from a sale or service) and (3) the Company does not carry an allowance for loan losses; instead it records a valuation allowance. The collections associated with the Company’s receivable portfolios occur over multiple years and reporting cycles as disclosed in the Company’s financial statements.
Prior to the adoption of the American Institute of Certified Public Accountants Statement of Position 03-03, “Accounting for Loans or Certain Securities Acquired in a Transfer” (superseded by ASC 310-30) in January 2005, we consulted with our external accounting firm’s national office and concluded that net presentation of our finance receivables and the revenue recorded on those receivables was appropriate.
Because a primary goal of financial statement presentation is for the financial statements to be meaningful to the reader and comparable to like companies’ financial statements, the Company believes the best approach is to follow common industry practice consistent with its competitors such as Encore Capital Group. We believe we are following the applicable requirements of Article 5, U.S. GAAP, and industry practice to provide information that is relevant to the users of our financial statements and the receivable management industry in which we operate.
If you have any questions, please feel free to contact me at (757) 351-2023. I am available to discuss our response with you at your convenience.

PRA Group, Inc.

/s/ Peter M. Graham
Peter M. Graham
Chief Financial Officer